Facsimile:	GRAUBARD MILLER The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174	DIRECT DIAL NUMBER
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

May 2, 2013

VIA FEDERAL EXPRESS AND EDGAR

Larry Spirgel, Esq.

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trio Merger Corp.
Preliminary Proxy Statement on Schedule 14A
Filed March 22, 2013
File No. 001-35471

Dear Mr. Spirgel:

On behalf of Trio Merger Corp. (the “Company” or “Trio”), we respond as follows to the Staff’s comment letter dated April 18, 2013 to the above-captioned Preliminary Proxy Statement/Information Statement (“Preliminary Proxy Statement”). Page references in our responses correspond to the present version of the proxy statement, a copy of which has been marked to note the changes from the prior filing made on March 22, 2013. We are also delivering three courtesy copies of such marked proxy statement to Mr. Brandon Hill. Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Securities and Exchange Commission

May 2, 2013

General

1.	In your response letter, please provide your analysis of why your proposed issuance of common stock pursuant to the contemplated transactions does not require registration under the Securities Act of 1933.

The Company will be issuing its securities to the security holders of SAExploration Holdings, Inc. (“SAE”) pursuant to Regulation D and Regulation S promulgated under the Securities Act of 1933, as amended (“Securities Act”). Prior to executing the merger agreement, the parties performed a preliminary analysis regarding the security holders of SAE to determine whether the foregoing exemptions would be available for the transaction or whether registration under the Securities Act was required. Based on this preliminary analysis, it was determined that the foregoing exemptions were available and that the Company would be issuing its securities to approximately 36 holders under Regulation D (of which significantly less than 35 are non-accredited investors) and approximately 37 holders under Regulation S. Prior to closing, each holder will be required to provide the necessary written representations to the Company, including, among others, representations of such holder’s residency, income, net worth and sophistication, for the Company to definitively satisfy itself that the conditions to using Regulation D and Regulation S, as the case may be, are met. Accordingly, we respectfully believe the issuance of the Company’s securities pursuant to the contemplated transaction will not require registration under the Securities Act.

2.	Please revise the introductory paragraphs to quantify the total value of the proposed consideration that will be paid to the SAE common stockholders at closing as part of the merger. Please add this disclosure throughout the proxy statement, as applicable.

We have revised the disclosure in the introductory paragraph and throughout the Preliminary Proxy Statement as requested.

3.	We note that, pursuant to the merger agreement, the SAE common stockholders, on a fully-diluted basis, will receive: (i) an aggregate of 6,448,413 shares of Trio common stock at the closing; (ii) an aggregate of $7,500,000 in cash at the closing; (iii) an aggregate of $17,500,000 represented by a promissory note to be issued by Trio at the closing; and (iv) the right to receive up to 992,064 additional shares of Trio common stock after the closing based on the achievement of specified earnings targets by the combined company for the 2013 and/or the 2014 fiscal years. Additionally, Trio will pay to CLCH an aggregate of $5,000,000 in cash for all of the outstanding shares of SAE Series A preferred stock. We also note that holders of up to 5,620,823 of your public shares may vote to convert such shares into cash in connection with the merger. In addition to agreeing to pay the consideration described above, you have also provided SAE with the right to terminate the merger agreement if you have less than $30,000,000 in cash on hand after paying for conversions, redemptions and other associated fees in connection with the merger. If the maximum number of public shareholders convert their shares into cash you would be required to distribute approximately $56,208,230 of the approximately $61,673,100 held in your trust account as of March 14, 2013. Please provide your best estimate of the number of public shares that could be converted and/or redeemed without triggering this termination right.

We have revised the disclosure on page 1 of the Preliminary Proxy Statement as requested.

Securities and Exchange Commission

May 2, 2013

Summary Term Sheet, page 1

4.	In the eighth bullet point, please clarify when your new executive officers will enter into their new employment agreements.

We have clarified the disclosure on page 2 of the Preliminary Proxy Statement as requested to indicate that the executive officers will enter into their new employment agreements on the closing of the transaction.

Questions and Answers..., page 4

5.	Please add a question and answers describing how your initial stockholders have agreed to vote.

We have added a question and answer on page 7 of the Preliminary Proxy Statement describing how the Company’s initial stockholders have agreed to vote as requested.

Q: Do I have conversion rights, page 7

6.	Please move your discussion of your 12.5% cap on conversions to a separate question. In addition, please clarify that this limitation only applies to a public shareholder or “group” (as defined in Section 13(d)(3)) that attempts to convert more than 12.5% of the outstanding public shares.

We have moved the discussion of the 12.5% cap on conversions to a separate question on page 9 of the Preliminary Proxy Statement as requested.

7.	Please disclose the percentage of public shares that may be converted. In addition, please specify the section of your amended and restated certificate of incorporation that limits your conversion of shares.

We have revised the disclosure on page 7 of the Preliminary Proxy Statement as requested.

Securities and Exchange Commission

May 2, 2013

Q: How do I exercise my conversion rights, page 7

8.	We note your disclosure that holders that vote for the merger will be entitled to demand that their shares be converted to a full pro rata portion of the trust account. Please revise your disclosure to reflect the calculation and timing of that payment as described in section 6(c) of your amended and restated certificate of incorporation, including any deductions that will be made prior to distribution. In addition, please provide an estimate of owed but unpaid income taxes on your trust fund. In addition, please provide a discussion of what limitations, if any, will be placed on your ability to disburse funds to holders that vote for the merger by the liquidation distribution provisions of Delaware law.

With respect to the first part of the Staff’s comment, we have revised the disclosure on pages 7 and 8 of the Preliminary Proxy Statement to indicate that the conversion proceeds will be paid promptly upon consummation of the merger as described in Section 6(c) of the Company’s amended and restated certificate of incorporation as requested.

With respect to the second part of the Staff’s comment, we have revised the disclosure on page 8 of the Preliminary Proxy Statement to indicate that there are currently no owed but unpaid income taxes on the funds held in the trust account as requested.

With respect to the third part of the Staff’s comment, we have revised the disclosure on page 8 of the Preliminary Proxy Statement to indicate that under Delaware law, the proceeds held in the trust account could be subject to claims which could take priority over those of Trio’s public stockholders exercising conversion rights, regardless whether such holders vote for or against the merger proposal. Therefore, the per-share distribution from the trust account in such a situation may be less than originally anticipated due to such claims. We wish to note for the Staff, however, that voting either for or against the merger has no impact on the ability to distribute funds from the trust account.

9.	We note that unlike most SPAC mergers, holders of your public shares may elect to redeem their shares whether they vote for or against approval of the merger. As a result, the merger may be approved by shareholders who will convert their shares to cash and no long remain shareholders. As a result, shareholders who chose not to redeem may end up holding shares in a company with a less liquid trading market, fewer shareholders, less working capital and potential inability to meet listing standards. Please add a question and answer to address this risk.

We have revised the disclosure on page 10 of the Preliminary Proxy Statement to add a question and answer to address the above-referenced risk as requested.

Securities and Exchange Commission

May 2, 2013

Summary of the Proxy Statement/Information Statement, page 12

10.	We note your risk factor disclosure regarding SAE’s significant outstanding debt. Please revise your summary of the merger to address this issue.

We have revised the disclosure on page 18 of the Preliminary Proxy Statement as requested.

The Merger Proposal, page 14

11.	Please clarify that the SAE common stockholders and SAE Series A preferred stockholders will exchange 100% of the outstanding securities of SAE in exchange for the merger consideration. In addition, please address how SAE’s convertible securities will be treated in the merger.

We have revised the disclosure on pages 16 and 59 of the Preliminary Proxy Statement as requested.

12.	We note your disclosure that in the event “the minimum EBITDA target is not met in any particular year” but the combined EBITDA is between $98 million and $106 million, the SAE stockholders will be entitled to receive additional shares. Please provide tabular disclosure of an example where this might occur.

We have provided tabular disclosure of an example of the above-referenced situation on pages 16, 60 and 91 of the Preliminary Proxy Statement as requested.

13.	We note that you will place certain shares payable to the SAE stockholders at closing in escrow to cover post-closing indemnification obligations. Please disclose how the value of the shares will be calculated at the time of payment of any indemnification claim. In addition, we note that if you discover that SAE has breached the merger agreement after closing it may negatively impact the overall value of SAE. In turn, a diminution in value of SAE may negatively impact the value of the shares held in escrow, since SAE will be part of the combined company. Please tell us supplementally why you chose to fund your escrow with shares rather than cash.

With respect to the first part of the Staff’s comment, we have revised the disclosure on page 17 of the Preliminary Proxy Statement to disclose how the value of the shares will be calculated at the time of payment of any indemnification claim as requested.

Securities and Exchange Commission

May 2, 2013

With respect to the second part of the Staff’s comment, the determination to fund the escrow with shares rather than cash was a matter of negotiation between the Company and SAE. Generally, target companies merging with a blank check company like the Company view the transaction akin to going public rather than a typical merger transaction of two operating businesses. If that were the case and the target was going public in the traditional manner, the insiders of the target company typically would not be required to place any cash or shares in escrow. Accordingly, it could be argued by target businesses in blank check company mergers that no escrow should be required. Nevertheless, because it is still technically a merger transaction, the parties understood that there needed to be some consideration placed in escrow to protect the Company’s public stockholders from breaches of representations and warranties of SAE. As a result, the parties agreed upon the amount of stock that was being placed in escrow as disclosed in the Preliminary Proxy Statement.

14.	We note your disclosure of the potential percentage ownerships under different conversion scenarios. However, as noted above, it is unclear how you would fund the merger if the maximum number of public shares were converted. Please revise to disclose whether management believes that there is conversion point below the maximum where it would no longer be feasible to consummate the merger. We note, for example, SAE’s termination right if you have less than $30 million cash on hand prior to closing.

We have revised the disclosure on page 17 and 18 of the Preliminary Proxy Statement as requested.

Opinion of Financial Advisor to the Board of Directors of Trio, page 15

15.	Cassel Salpeter’s definition of “merger consideration” does not include the $5 million that will be paid at closing for the Series A preferred stock. Please explain.

The cash consideration indicated in the opinion of Cassel Salpeter & Co., LLC (“Cassel Salpeter”) is $12,500,000, which represents the $7,500,000 payable to the holders of common stock of SAE and $5,000,000 payable to the holders of Series A Preferred Stock of SAE. The introductory language for the definition of “merger consideration” in the opinion makes clear that it is referring to the aggregate consideration payable to the holders of capital stock of SAE, which includes the holders of common stock as well as the holder of the Series A preferred stock. Accordingly, we respectfully believe the opinion is consistent with the terms of the transaction.

Securities and Exchange Commission

May 2, 2013

Interests of Trio’s Directors, Officers, Special Advisors and Others in the Merger, page 20

16.	We note that prior to the special meeting your, the initial stockholders, SAE or SAE’s stockholders and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the merger proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of Trio’s common stock or vote their shares in favor of the merger proposal. We also note that payments for purchases may be made from the trust account. First, please disclose what, if any, other source of funds may be used fund such purchases. Second, revise your risk factor Activities taken by existing Trio Stockholders... on page 47 to address how these payments may reduce your working capital. Third, please provide greater detail regarding the “incentives” you may provide to such investors.

With respect to the first part of the Staff’s comment, neither the Company nor SAE will be making any such purchases and any such purchases will be made only by the Company’s initial stockholders or SAE’s stockholders and/or their respective affiliates. The funds for any such purchases will either come from cash available to such parties or from third party financing, none of which has been sought at this time. We have revised the disclosure on pages 25, 58 and 161 of the Preliminary Proxy Statement to clarify the foregoing.

With respect to the second part of the Staff’s comment, purchases by the Company’s initial stockholders or SAE’s stockholders will have no impact on the combined company’s working capital going forward.

With respect to the third part of the Staff’s comment, the disclosure currently indicates on page 25 of the Preliminary Proxy Statement that “[w]hile the exact nature of any such incentives has not been determined as of the date of this proxy statement/information statement, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or warrants owned by the Trio initial stockholders for nominal value.” At this time, these are the most likely incentives that might be granted to holders in order to induce them to purchase shares or not exercise their conversion rights. Accordingly, we have not revised the disclosure in the Preliminary Proxy Statement in response to this part of the Staff’s comment.

Termination, page 24

17.	We note your disclosure that either party may terminate if “holders of less than 496,032 of the public shares do not exercise their right to convert their public shares.” However, elsewhere in the prospectus, you describe this termination right by providing the maximum number of shares that may be converted under the merger agreement, or 5,620,823 shares. Please revise your disclosure to be consistent throughout your proxy statement.

We have revised the disclosure throughout the Preliminary Proxy Statement to make the above-referenced statements consistent as requested.

Securities and Exchange Commission

May 2, 2013

Selected Financial Information – SAE, page 27

18. Please replace the references “Audited” with “Unaudited.”

As discussed with the Staff, we have (i) revised the disclosure on page 29 of the Preliminary Proxy Statement to clarify that SAE’s consolidated balance sheet data as of December 31, 2010 and consolidated statement of operations data for the year then ended are derived from SAE’s unaudited consolidated financial statements and (ii) removed all references to “Audited” and “Unaudited” on page 30 of the Preliminary Proxy Statement as requested.

Risk Factors, page 31

We are dependent upon a small number of significant customers, page 34

19.	Please disclose the names of customers that accounted for a greater than 10% of SAE’s revenues in the years ended December 31, 2010, 2011 or 2012.

We have revised the disclosure on page 37 of the Preliminary Proxy Statement as requested.

The Merger Proposal, page 55

20.	For the purpose of issuing contingent shares upon the achievement of EBITDA targets, EBITDA as defined in the merger agreement will be further adjusted to exclude any expenses arising solely from the merger charged to income in such fiscal year. Such Adjusted EBITDA constitutes a non-GAAP measure which is required to be reconciled to its most comparable GAAP measure. In future filings, please characterize the “Adjusted EBITDA” as a non-GAAP measure and include the reconciliation to the most comparable GAAP measure.

We have revised the disclosure on pages 59 and 60 of the Preliminary Proxy Statement to characterize the “Adjusted EBITDA” as a non-GAAP measure and included the reconciliation to the most comparable GAAP measure as requested.

Background of the Merger, page 57

21.	Please provide more detail on your negotiations with SAE during the period between October, 10, 2012 and November 15, 2012, including the terms and deal structures proposed in the letters of intent delivered on October 10, 2012, October 19, 2012, October 23, 2012, October 26, 2012, November 1, 2012 and November 7, 2012.

We have revised the disclosure on pages 64 and 65 of the Preliminary Proxy Statement as requested.

Securities and Exchange Commission

May 2, 2013

22.	Each presentation, discussion or report held with or presented by an outside party that is materially related to the transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirement of Item 1015(b) of Regulation M-A. The requirement applies to both preliminary and final reports. Revise to summarize the presentation provided to Citigroup Global Markets.

As discussed with the Staff, the Company never provided any presentation to Citigroup Global Markets. Furthermore, the Company has not held any presentation, discussion or report with an outside party that is materially related to the transaction other than presentations made by the Company using the materials filed by the Company with the SEC under cover of Form 8-K. Such presentations do not contain any material information that is not contained in the Preliminary Proxy Statement. Accordingly, we have not revised the disclosure in the Preliminary Proxy Statement in response to this comment.

23.	Please provide more insight into the reasons for and negotiations behind management’s decision regarding the ultimate amount and form of consideration for the SAE merger, including (i) how you determined the valuation in the letter of intent signed by SAE on November 14, 2012; (ii) how the parties determined the structure of the transaction and whether any alternative structures were considered; (iii) how the parties determined the amount of the earn-out; and (iv) changes from letter of intent to the final merger agreement.

We have revised the disclosure on pages 64 and 65 of the Preliminary Proxy Statement as requested.

Securities and Exchange Commission

May 2, 2013

24.	We note that you did not create a special committee to consider this merger agreement. Please explain to us why you do not believe formation of a special committee was necessary to evaluate the terms of the proposed merger.

Typically, a special committee is formed by a board of directors in a transaction that is a “related-party transaction,” i.e., a transaction where an interested director is on both sides of the transaction. A special committee, comprised of independent directors, is formed in those cases to evaluate the conflicts of interest that exist. In the present situation, while certain conflicts of interest exist due to the inherent features of a merger transaction with a blank check company like the Company, they are not of the nature that generally gives rise to forming a special committee. Furthermore, pursuant to IM-5101-2(c) of the Nasdaq listing manual, each business combination must be approved by a majority of a company’s independent directors. Prior to agreeing to enter into the merger agreement with SAE, each of the Company’s independent directors approved the Company entering into the transaction. Such directors were completely uninterested and would have been the same individuals that would have been appointed to a special committee if one had been formed. Finally, prior to entering into the transaction, the Company engaged Cassel Salpeter to render an opinion as to the fairness, from a financial point of view, to the Company of the merger consideration to be paid by the Company in the transaction. Based on the foregoing, the Company believes that it was not necessary to form a special committee to evaluate the terms of the proposed transaction as the functions of such a committee were adequately performed by the independent directors and Cassel Salpeter.

25.	Please provide a more fulsome discussion of the background and experience of your special advisor, Joel Greenblatt.

We have revised the disclosure on page 65 of the Preliminary Proxy Statement as requested.

Trio’s Board of Directors’ and Special Advisor’s Reasons for the Approval of the Merger, page 60

26.	Please discuss what negative factors, if any, the board took into consideration while assessing the merger with SAE.

The material negative factors considered by the Company’s board of directors in assessing the merger with SAE are already set forth in the discussions set forth on pages 66 through 72. For instance, the board took into account the fact that SAE’s business includes fixed priced contracts and the potential risks associated with such contracts (see the section titled “SAE’s Fixed Price Contracts”), that SAE often has customers that account for a significant percentage of its revenues in any given year (see the section titled “SAE’s Customer Concentration”) and that SAE is dependent on commodity prices (see the section titled “Dependence Upon Commodity Prices”). Accordingly, we respectfully believe that no revision to the disclosure in the Preliminary Proxy Statement is necessary.

27.	Please provide tabular disclosure regarding the calculations performed by the board to determine that SAE’s business satisfied the 80% test.

We have revised the disclosure on page 72 of the Preliminary Proxy Statement as requested.

Securities and Exchange Commission

May 2, 2013

28.	We note the board considered SAE’s internally generated projections in performing its discounted cash flow analysis. Please disclose these projections and any other projections provided by SAE to your board, management or financial advisor.

We have revised the disclosure on pages 69, 70 and 71 of the Preliminary Proxy Statement to include the projections as requested.

SAE’s Ability to Execute Its Business Plan ... page 62

29.	Per your statement, SAE will still be able to implement its business plan, even if the full amount of the funds deposited in the trust account is not available at closing. Please expand your MD&A to further explain how you could make that possible, in addition to paying the planned SAE dividends.

We have revised the disclosure on page 152 of the Preliminary Proxy Statement as requested.

Opinion of Financial Advisor..., page 66

30.	Please confirm that your financial advisor has not performed any other services for you during the past two years.

The Company hereby confirms that Cassel Salpeter has not performed any other services for the Company during the past two years.

SAE Stockholder Dividends, page 78

31.	As disclosed, immediately prior to the consummation of the merger, SAE intends to declare and pay up to a $ 15 million stockholder dividend, to the extent permitted under its senior credit facility and as determined at the discretion of the SAE’s board. It does not appear that these conditions have been met. In reflecting the payment of these dividends in your pro forma combined financial statements, tell us how the conditions stipulated in Rule 11-02(b)(6) were met.

In the “Pro Forma Condensed Combined Balance Sheet As of December 31, 2012,” the payment of the dividend is not reflected in the adjustments for the balances reported in “Combined (Assuming Maximum Conversions)” because there is insufficient cash to pay a dividend due to the restriction under SAE’s credit agreement, which restricts payments to the lesser of $27.5 million or 62% of SAE’s available cash, and under the merger agreement, which restricts payments to no more than $15.0 million. In the scenario where Company stockholders seeking conversion would not permit SAE to terminate the merger agreement, it is currently anticipated that 62% of SAE’s available cash, or $6.1 million, will be paid and that amount is reflected in the adjustments for the balances reported in “Combined (Assuming Conversions Needed to Avoid Termination).” Finally, in the scenario where there is no conversion by the Company’s stockholders, it is assumed that the conditions allowing full payment of the dividend will be met and the $15.0 million dividend is reflected in the adjustments for the balances in “Combined (Assuming No Conversions).” We also refer the Staff to the responses to comments 35, 38, 41 and 43 below.

Securities and Exchange Commission

May 2, 2013

Unaudited Pro Forma Condensed Combined Financial Statements, pages 82-87

32.	Please provide the estimated purchase price consideration for each scenario based on the number of Trio shares outstanding after the cash conversion, as applicable.

In each of the scenarios, the purchase price consideration payable to SAE security holders remains constant and is not impacted by the number of shares outstanding after cash conversion. We have revised the disclosure on page 90 of the Preliminary Proxy Statement to indicate the foregoing.

33.	We note that for purposes of the pro forma financial statements, the maximum conversion to effectuate the merger is predicated on the holders of 4,312,986 of the Trio common stock electing to have their shares converted into cash, notwithstanding that the merger agreement permits holders of 5,620,823 shares of Trio common stock to elect conversion of their shares into cash. Please revise your presentation to reflect a maximum conversion of 5,620,823 shares of Trio common stock into cash to account for that possibility and to illustrate that Trio may not have sufficient funds from the trust account to pay the transaction costs and the cash portion of the merger consideration as a result. Please discuss the potential consequences and your options, should that possibility occur. Alternatively, please expand your disclosure to explain why you believe that the expected conversion will not exceed 4,312,986 shares.

Please note that as a result of a change in the determination of the placement of certain expenses with respect to the multiple scenarios set forth in the pro forma financial statements, references to “4,312,986 shares” will be replaced with “3,491,231 shares” in the scenario “Combined (Assuming Conversions Needed to Avoid Termination)” and other places where that number of shares appears. Additionally, references to “2,586,875 shares” will be changed to “2,515,169 shares.”

Securities and Exchange Commission

May 2, 2013

Pursuant to the merger agreement, either the Company or SAE may terminate the merger agreement if holders of more than 5,620,823 public shares sought conversion of such shares. Additionally, SAE may terminate the merger agreement if the Company does not have cash on hand of $30 million after payment of certain expenses as indicated in the merger agreement (this termination right would be triggered if more than approximately 2,515,169 shares were converted). Notwithstanding the foregoing, if stockholders holding more than 3,491,231 shares elect to convert their shares to cash, the Company would not even have sufficient funds to pay the cash portion of the merger consideration pursuant to the merger agreement and the expenses of the transaction. Accordingly, notwithstanding the fact that the merger agreement technically allows for conversions of up to 5,620,823 shares, conversions of more than 3,491,231 shares results in the Company being unable to pay the cash portion of the merger consideration pursuant to the merger agreement and the expenses of the transaction. Based on the foregoing, if stockholders holding more than 3,491,231 shares sought conversion, it is unlikely that the parties would agree to consummate the transaction. We have revised the disclosure on pages 91 and 92 of the Preliminary Proxy Statement to disclose the foregoing. We respectfully submit that under these circumstances a scenario reflecting conversions of 5,620,823 shares and showing the results of the combination is not factually supportable.

34.	If no holders of Trio common stock elect to have their shares converted into cash, Trio stockholders will own 55.2% of Trio’s outstanding shares of common stock immediately after the merger. Please tell us and disclose why there are no adjustments to reflect this transaction under the purchase method of accounting. Refer to your basis in the accounting literature.

ASC 805-10-55-12 addresses control from a business combination. The Company’s founders, as part of the merger agreement, are required to give sufficient voting rights from founders’ shares to the two principal stockholders of SAE until those two principal stockholders hold up to 51% voting interest in the combined company. Regardless of the number of conversions, this will result in SAE’s former stockholders having voting control after the merger of at least 50.1% of the combined company. Additionally, five of the eight board members will be from SAE nomination versus Company nomination and SAE’s current management will become the management of the combined company. Accordingly, immediately after the merger and into the foreseeable future, SAE’s management and the prior SAE stockholders will be in control of the combined company. We have revised the disclosure on page 96 of the Preliminary Proxy Statement to reflect the foregoing. As a result, we respectfully do not believe any adjustment is necessary to reflect the transaction under the purchase method of accounting.

35.	Assuming maximum cash conversion for 5,620,923 shares of Trio stock, please disclose if, when, and how the SAE $15 million stockholder dividend will be paid, if at all.

As indicated above in response to comment 33, it is assumed that the conversions in the scenario “Conversions Needed to Avoid Termination” will be 3,491,231 shares. In this event, the $15 million SAE stockholder dividend will not be able to be made. We have revised the disclosure on page 92 of the Preliminary Proxy Statement to reflect the foregoing.

Securities and Exchange Commission

May 2, 2013

Pro Forma Condensed Combined Balance Sheet, page 84

Note (a), page 85

36.	Please revise to disclose how the “Cash and Cash Equivalents of $18.2 million” was calculated.

Please note that as a result in a change in the determination of the placement of certain expenses with respect to the multiple scenarios, references to “$18.2 million” in cash and cash equivalents will be replaced with “$26.5 million.”

We have revised the disclosure on page 94 of the Preliminary Proxy Statement to disclose how cash and cash equivalents of $26.5 million were calculated as requested.

37.	Please revise “Trio public shares elect to convert” to “Trio public shares electing cash conversion” and disclose the amount related to such conversion.

We have revised the disclosure on page 94 of the Preliminary Proxy Statement as requested.

38.	Please tell us and disclose why you are assuming “no SAE stockholder dividend is paid.” We note that the opinion of your financial advisor assumes that SAE stockholder dividend is paid prior to the merger.

As discussed above in response to comment 35, in the scenario “Conversions (Assuming Maximum Conversion)” it is not anticipated that the conditions would be met to allow for the payment of the dividend by SAE and we have revised the disclosure in the Preliminary Proxy Statement to reflect this fact.

Note (h), page 85

39.	Please revise “Trio public shares elect to convert” to “Trio public shares electing cash conversion” and disclose the amount related to such conversion.

We have revised the disclosure on page 94 of the Preliminary Proxy Statement as requested.

Securities and Exchange Commission

May 2, 2013

40.	Please revise to disclose how the gross proceeds of $35.7 million were calculated.

Please note that as a result in a change in the determination of the placement of certain expenses with respect to the multiple scenarios, references to gross proceeds of “$35.7 million” will be replaced with “$36.3 million.”

We have revised the disclosure on page 94 of the Preliminary Proxy Statement to disclose how the gross proceeds of $36.3 million were calculated as requested.

Note (i), page 85

41.	Please disclose why you are assuming that only $10.8 million of the $15 million SAE stockholder dividend will be paid prior to the merger.

Please note that as a result in a change in the determination of limitation on the dividend, references to “$10.9 million” will be replaced with “$6.1 million.”

In the scenario “Conversions (Assuming Conversions Needed to Avoid Termination),” SAE’s credit agreement limits the dividend to 62% of the net cash retained by the combined company from the merger. We have revised the disclosure on page 94 of the Preliminary Proxy Statement to reflect the foregoing as requested.

42.	Please tell us how you calculated $35.7 million based on conversions in notes (a) and (h).

Please note that as a result in a change in the determination of the placement of certain expenses with respect to the multiple scenarios, references to “$35.7 million” will be replaced with “$36.3 million.”

We have revised the disclosure on page 94 and 96 of the Preliminary Proxy Statement to disclose how the gross proceeds of $36.3 million were calculated as requested.

43.	Please clarify the nature of the 62% dividend restriction.

As disclosed in response to comment 41 above, SAE’s credit agreement limits the SAE dividend to 62% of the available cash retained by the combined company from the merger. We have revised the disclosure on page 94 of the Preliminary Proxy Statement to reflect the foregoing as requested.

Pro Forma Condensed Combined Income Statement, page 86

Note (p), page 86
Note (q), page 87

44.	For each scenario, please disclose the SAE shareholders’ expected percentage of the combined company and the number of shares held by the founders of Trio that will be subject to an irrevocable voting proxy. Please revise to more clearly illustrate, for each scenario, how you calculated the weighted average shares outstanding, basic and diluted.

We have revised the disclosure on pages 95 and 96 of the Preliminary Proxy Statement as requested.

Securities and Exchange Commission

May 2, 2013

45.	For each scenario, if the SAE shareholders do not exchange 100% of their shares, please give effect to the resultant non-controlling interest.

We have revised the disclosure on pages 95 and 96 of the Preliminary Proxy Statement to include supplementary information for the non-controlling ownership of the new combined company which would result for each 50,000 SAE common shares that are not exchanged or exercised.

The Charter Amendments Proposal, page 88

46.	We note that in this proposal you seek approval for a series of amendments to your certificate of incorporation which address various different substantive matters. Please provide us with your analysis explaining why you do not believe that this proposal should be unbundled and presented as separate proposals in accordance with Rule 14a-4(a)(3). See the Fifth Supplement to the Manual of Publicly Available Telephone Interpretations (September 2004) for additional guidance.

In response to the Staff’s comment, we have unbundled and presented the proposed change of the Company’s name as a separate proposal.

With respect to the remaining items of the charter amendments proposal, all relate to amending the same section of the Company’s amended and restated certificate of incorporation (Article Sixth). The provisions included in Article Sixth are not provisions that will become applicable as a result of the proposed merger between the Company and SAE. As indicated in the Preliminary Proxy Statement, other than Section J of Article Sixth which is continuing, they are simply provisions that related to the operation of the Company as a blank check company prior to the consummation of a business combination and will not be applicable after consummation of the merger. Accordingly, they will serve no further purpose following the transaction. With respect to Section J of Article Sixth, this provision is not being added as a result of the merger. The language simply needed to be revised to reflect the classification going forward following the consummation of the merger transaction due to the fact that no stockholder meeting had been held since the Company’s initial public offering. We therefore respectfully believe it is appropriate and consistent with the guidance set forth in the Fifth Supplement to the Manual of Publicly Available Telephone Interpretations (September 2004) for these proposed charter amendments to be embodied in one single proposal.

Securities and Exchange Commission

May 2, 2013

Common Stock Subject to Possible Conversion, page 120

47.	Please clarify your basis for determining common stock subject to possible conversion which is presented as temporary equity.

The Company determined that the common stock subject to possible conversion should be classified as temporary equity in accordance with the guidance in Topic S99 of ASC Topic 480, “Distinguishing Liabilities from Equity” (“ASC 480”).

Accounting Series Release No. 268 requires equity instruments that are redeemable for cash or other assets to be classified outside of permanent equity (also referred to as “temporary equity”) if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event not solely within the control of the issuer. The terms of the underwriting agreement entered into by the Company in connection with its initial public offering (“IPO”) require that the Company provide stockholders who purchased shares of common stock in the IPO with the opportunity to either redeem their shares in connection with a vote to approve a business combination or to tender their shares as part of a Company initiated tender offer in connection with such business combination. Accordingly, the shares do not have a mandatory redemption feature since if no business combination is completed, the Company will only be required to liquidate the proceeds of the IPO held in the trust account upon the expiration of the time period in which the Company is required to complete its initial business combination.

Conversely, the shares attain permanent equity status only in the event that the Company completes a merger, acquisition or other type of business combination transaction within a contractually defined time period and such transaction is ultimately approved by a majority of the Company’s stockholders. Should the Company’s stockholders approve such a business combination transaction, they would have the following options available to them: (a) continue holding their shares as permanent equity instruments with no redemption provisions or (b) redeem them for cash.

Based on the above facts and circumstances, the Company believes that the only time it would be appropriate to classify the above noted shares as equity is if the Company completes a business combination transaction (which is an event not within the Company’s sole control) and the stockholder(s) elect to forego the opportunity to redeem their shares and hold them as common equity instruments. Unless and until a business combination transaction occurs, the redemption of the shares is not fixed nor is it certain to occur. Accordingly, the Company believes that until either of the outcomes is determined, that temporary equity classification is required in accordance with Topic S99 of ASC 480.

Securities and Exchange Commission

May 2, 2013

North American Expansion and Increase in Revenue Crew Months, page 135

48.	Please disclose how Revenue Crew Months is calculated and whether you consider it a non-GAAP measure. Please expand your disclosure to explain how management uses this measure and why SAE’s North American operations tend to require fewer services than its international operations.

We have revised the disclosure on page 145 of the Preliminary Proxy Statement as requested. Revenue Crew Months is a ratio or statistical measure that is calculated using a financial measure calculated in accordance with GAAP (revenue) and an operating measure that is non-GAAP (crew months). Accordingly, it falls outside the scope of the definition of “non-GAAP financial measures” (SEC Financial Reporting Manual 8120.3.g).

Use of EBITDA (Non-GAAP measure) as Performance Measure, page 144

49.	We note that you use modified EBITDA to assess SAE’s liquidity. Please reconcile modified EBITDA to cash flows from operating activities.

We have revised the disclosure on page 155 of the Preliminary Proxy Statement as requested.

50.	Additionally, please present the three components of cash flows when presenting a non-GAAP liquidity measure.

We have revised the disclosure on page 155 of the Preliminary Proxy Statement as requested.

Merger with Trio, page 145

51.	For each scenario, please tell us how you calculated the common equity to capitalization ratio.

The following table illustrates the calculation of common equity to capitalization ratio. All amounts other than the ratio are in thousands of dollars.

	SAE December 31, 2012	Combined (Assuming Maximum Conversion)	Combined (Assuming Conversion Needed to Avoid Termination)	Combined (Assuming No Conversion)
Current debt and capital leases	$1,671	$1,971	$1,971	$1,971
Long term portion of debt and capital leases	79,547	97,047	97,047	97,047
Warrant liability	1,244	-	-	-
Convertible preferred stock	5,000	-	-	-
Stockholders' equity (A)	24,580	27,013	24,452	40,946
Total Capitalization (B)	$112,042	$119,731	$123,470	$139,964

Common Equity to Capitalization (A/B)	0.22	0.17	0.20	0.29

Securities and Exchange Commission

May 2, 2013

We have revised the disclosure on page 156 of the Preliminary Proxy Statement to include an explanatory note describing the above computation.

Consolidated Balance Sheets, page FS-3

Consolidated Statement of Changes in Stockholders’ Equity, page FS-5

52.	Please confirm if the repurchased stock has been retired.

The Company hereby confirms that the repurchased stock has been retired.

Report of Independent Certified Public Accountants, page FS-19

53.	Please refer to the second sentence under “Auditor’s responsibility.” Revise to state that Grant Thornton conducted its audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).

As discussed separately with the Staff, the Public Company Accounting Oversight Board (United States) (“PCAOB”) standards have not been followed for all periods required to be presented. However, when SAE’s 2010 unaudited financial statements are audited and included in response to comment 55 below, it is intended that Grant Thornton’s report will reflect that Grant Thornton’s audits were, for all periods presented, conducted in accordance with the standards of the PCAOB.

SAExploration Holdings, Inc. and Subsidiaries Financial Statements

Note 17 – Business Concentrations, page FS-45

54.	Please revise to disclose the total revenues from each customer that exceeded 10% or more of your total revenues. Comply with this comment in Note 14 on page FS-61.

We have revised the disclosure on pages FS-45 and FS-61 of the Preliminary Proxy Statement as requested.

Securities and Exchange Commission

May 2, 2013

Unaudited Financial Statements, pages FS-47 to FS-61

55.	We understand that these unaudited financial statements will be audited in the definitive proxy statement. After we review the audited financial statements, we may have further comments.

Duly noted.

f) Revenue Recognition, page FS-25

56.	We note on page 63 that SAE’s business includes both variable priced and fixed price contracts. Please disclose your basis for recognizing revenues under variable priced contracts. Additionally, disclose your accounting for cost overruns under fixed price contracts.

We have revised the disclosure on page FS-25 of the Preliminary Proxy Statement as requested. SAE has never had a significant cost overrun under its fixed price contracts.

* * * * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc: Eric S. Rosenfeld